Form 10KSB40/A, Exhibit 13
period 1996-12-31
ISOMET CORP
filed 1997-04-22
CIK 52708

                                                                      EXHIBIT 13
                              ISOMET CORPORATION


                              1996 ANNUAL REPORT

Isomet, founded in 1956, is headquartered in Springfield, Virginia with an operating subsidiary in the United Kingdom. The Company designs and manufactures acousto-optic laser control components and electronics for information handling and other applications. It also produces high resolution digital color scanners, film recorders and related equipment for color image reproduction markets.



                             FINANCIAL HIGHLIGHTS


                                  1996        1995      % of Change
                               ----------  -----------  -----------

Revenue                        $5,804,000  $4,800,000           +21

Net Income (Loss)              $  682,000  $  (44,000)            -

Number of Shares of Common
    Stock and Common Stock
    Equivalents Outstanding     1,949,000   1,906,000           +2

Net Income (Loss) Per Share    $      .35  $     (.02)            -

Inventory at 12/31             $3,730,000  $3,249,000           +15

Working Capital                $4,095,000  $3,595,000           +14

Current Ratio                       3.4:1       4.7:1             -

Number of Employees                    49          51           -4

Revenue Per Employee           $  118,400  $   94,100           +26

New Orders                     $4,807,000  $9,787,000           -51

Unfilled Orders at 12/31       $4,549,000  $5,861,000           -22

TO SHAREHOLDERS AND EMPLOYEES

     Consolidated net revenue in fiscal year 1996 increased 21% to $5.8 million from $4.8 million the previous year. As a consequence, we are pleased to report net income for 1996 of $682,000 or $.35 per share, compared to 1995's net loss of $(44,000) or $(.02) per share.

     The approximately $1.0 million revenue increase in 1996 resulted from higher sales in both product lines. The components area contributed approximately $380,000 of the increase, while systems accounted for approximately $620,000. Most of the increase in the systems area is due to higher shipment levels of laser plotters to Polaroid Corporation under the contract we have with them.

     In 1996 we booked new orders totaling $4.8 million (vs.) $9.8 milion in 1995. The 1995 total included the $4.5 million contract from Polaroid Corporation for laser plotters. At year-end 1996 unfilled orders totaled $4.5 million, compared to $5.9 million the previous year.

     In 1996 we repeated the 1995 bank debt reduction of $240,000. The NationsBank loans are due on April 1, 1997 and we have been advised by the bank that it intends to extend the agreements at essentially the same principal reduction rate. Consequently, our December 31, 1996 balance sheet reflects this renewal assumption.

     As noted above, component shipments in 1996 were higher by approximately $380,000 over the 1995 level. This reflects a continued strong demand for acousto-optic products, both foreign and domestic. We expect this business to continue at approximately the same level in 1997.

     Scanner sales in 1996 were consistent with the prior year and the outlook is about the same for 1997. The shipment rate of laser plotters to Polaroid Corporation, which began in the fourth quarter of 1996, is expected to continue during 1997. We will continue to work closely with Polaroid Corporation to help ensure a successful product.

     Overall, we are very encouraged by the 1996 performance. Financially we are in a positive position when annual revenues exceed the $5.5 million level, which was our target during our difficult restructuring period a few years ago. Our plans are to continue this growth in 1997.

                                                Henry Zenzie
                                                President

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                     ------------------------------------

REVENUE

     Consolidated net revenue in 1996 totaled $5,804,000, an increase of $1,004,000 from $4,800,000 in 1995. The following table reflects the sales and total revenue comparisons for both years by product line and operating entity:

                                                  1996
Components            1996        1995     Increase/(Decrease)
----------         ----------  ----------  -------------------

Isomet U.S. (1)    $2,522,000  $2,345,000       $  177,000
Isomet U.K.         1,456,000   1,253,000          203,000
                   ----------  ----------       ----------
Total:             $3,978,000  $3,598,000       $  380,000

Systems
-------

Isomet U.S. (1)    $1,721,000  $  975,000       $  746,000
Isomet U.K.            99,000     216,000         (117,000)
                   ----------  ----------       ----------
Total:             $1,820,000  $1,191,000       $  629,000
                   ----------  ----------       ----------

Total Sales        $5,798,000  $4,789,000       $1,009,000

Other Income            6,000      11,000           (5,000)
                   ----------  ----------       ----------

Total Revenue:     $5,804,000  $4,800,000       $1,004,000

(1) - Includes sales to foreign countries other than in Europe.

     As shown above, the sales increase in 1996 of $1,009,000 is composed of $380,000 from component products and $629,000 from systems. Shipments of laser plotters to Polaroid Corporation, under a contract received in November 1995, caused the systems increase that we experienced in 1996.

COSTS AND EXPENSES

     On a consolidated basis, the Company had net earnings in 1996 of $682,000 or $.35 per share. This compares to a net loss in 1995 of $(44,000) or $(.02) per share. The 1996 and 1995 net results include income tax benefits in each year of $68,000 and $53,000, respectively. The application of net operating loss carry forwards in 1996 eliminated any tax liability against the 1996 earnings. (See Note 8 to the Consolidated Financial Statements for a detailed analysis of income taxes.)

     1. The cost of sales percentage in 1996 decreased to 64.3% from 68.0% in 1995. Resultant gross profit increased by approximately $540,000 in 1996. The decline in the cost of sales percentage is due, primarily, to more efficient manufacturing operations in 1996 as a result of the increased activity, which resulted from higher sales.

     2. Selling and G & A expenses in 1996 decreased by $108,000 from 1995. This reduction is due, primarily, to lower salary expense, legal fees and sales promotional activities.

     3. Interest expense declined in 1996 to $152,000 from $198,000 in 1995, as the Company continued to reduce its borrowing level.

     4. Product development and improvement costs in 1996 of $38,000 is a reduction of $23,000 from 1995. During 1996, most of the Company's engineering effort was applied to systems contracts and accounted for in cost of sales.

     5. For the two years ended December 31, 1996, the Company's revenue and cost of sales were not significantly impacted by the effects of inflation. In addition, the Company's sales and costs have not been materially affected by changing prices due to inflation. Lower unit sales prices, however, have been experienced in the color scanner product line due to competitive pressures.

FOREIGN EXCHANGE RISKS

     In 1996, $2,514,000 of the $5,798,000 Company total sales were to customers in foreign countries, primarily Japan and Europe. From the United States, all sales to foreign customers are invoiced in U.S. dollars. The Company's operating subsidiary in the United Kingdom imports products from the Parent Company and re-sells to customers in various European countries; the majority of these sales are in U.S. dollars. As a result, the Company's foreign currency risks are limited to the pound sterling - U.S. dollar relationship, which has been relatively stable over time. Consequently, the Company has not had and does not expect to have a material exposure to foreign exchange risks.

LIQUIDITY AND CAPITAL RESOURCES

     Unrestricted cash balances on December 31, 1996 of $201,000 is a $115,000 increase from the previous year. The major elements constituting this rise are as follows:


     1.    Operating Activities
           --------------------
           Increase in Inventories             $(480,000)
           Deposits Received Against Major
           Contract (Deferred Revenue)           456,000
           Net Income                            682,000
           Depreciation and Amorization          124,000
           Increase in Accounts and
           Other Receivables                    (645,000)
           Increase in Accounts Payable          375,000
           Other                                 (34,000)  $ 478,000
                                               ---------

     2.    Investing Activities
           --------------------

           Purchase of Property and Equipment    (67,000)    (67,000)

     3.    Financing Activities
           --------------------

           Repayment of Debt                    (265,000)   (265,000)

     4.    Exchange Rate Effect                  (31,000)    (31,000)
           --------------------                ---------   ---------

           Total:                                          $ 115,000


     Major increases at year-end 1996 as compared to 1995 in operating activities, as shown above, are primarily the result of increased production and shipment activity in the fourth quarter of 1996 against a significant contract for laser plotters. This contract was received in the fourth quarter of 1995.

     The Company has no material commitments for capital expenditures as of December 31, 1996 and accordingly, no funds from sources other than internally generated funds are considered necessary.

     A summary of working capital and backlog over the Company's 1996 fiscal year by quarterly period is as follows:

                          3/31/96     6/30/96     9/30/96    12/31/96
                       ----------  ----------  ----------  ----------
Current Assets         $4,616,000  $4,718,000  $4,871,000  $5,833,000
Current Liabilities       990,000   2,105,000   2,258,000   1,738,000
                       ----------  ----------  ----------  ----------
Working Capital        $3,626,000  $2,613,000  $2,613,000  $4,095,000

Backlog                $5,878,000  $5,619,000  $5,333,000  $4,549,000
                       ----------  ----------  ----------  ----------


     The reduction in working capital for the period April 1 - September 30, 1996 reflects the reclassification of bank debt to short-term since the loan agreement matures April 1, 1997. Subsequent to December 31, 1996 the bank has advised the Company that it intends to extend the agreement. As a result, at December 31, 1996, current liabilities include only the current portion of the debt.

     The decline in backlog at December 31, 1996 is the result of increased shipments in the fourth quarter of approximately $800,000 in excess of new orders booked.


BANK ARRANGEMENTS

     Pursuant to the NationsBank loan agreement extension of February 8, 1996, the Company paid $240,000 of principal in 1996. In addition, the Company was in compliance with all other terms, conditions and operating ratios called for under the agreement. The NationsBank loans are due on April 1, 1997, however, the bank has advised the Company that it intends to extend the agreement. Although all specific terms and conditions have not been determined, it has been verbally agreed that the $240,000 annual repayment of principal will continue under the extension agreement.


WORKING CAPITAL

     In 1997, additional working capital, if required, is expected to be generated from operations.

REVENUE
     Total Revenue for 1996 and 1995 was distributed as follows:

                                1996        %        1995       %
                             ----------   -----   ----------  -----
Commercial Sales
     Foreign                 $2,514,000    43.3   $2,536,000   52.8
     Domestic                 3,241,000    55.9    2,189,000   45.6
Government Sales Direct          43,000      .7       64,000    1.3
Interest and Other Income         6,000      .1       11,000     .3
                             ----------   -----   ----------  -----
     Total Revenue:          $5,804,000   100.0   $4,800,000  100.0

COST AND EXPENSES
     An analysis of costs and expenses as a percentage of revenue is shown below:

                                            1996    1995
                                           ------  ------

Revenue                                    100.0%  100.0%
Cost and Expenses
     Cost of Sales                          64.3    67.9
     Selling, General and Admin             21.8    28.6
     Product Development                      .7     1.3
     Interest                                2.6     4.1
     Non-Recurring Charges                     -      .1
                                           -----   -----
     Total Cost and Expenses:               89.4   102.0
Income (Loss) Before Tax, Minority
     Interest and Other                     10.6    (2.0)
Income Tax, Minority Interest and Other      1.1    (1.1)
                                           -----   -----
     Net Income (Loss)                      11.7%    (.9)%

SELECTED FINANCIAL DATA
For the Years Ended December 31,

                         1996        1995         1994         1993         1992
                      ----------  -----------  ----------  ------------  ----------

Revenue               $5,804,000  $4,800,000   $5,746,000  $ 5,801,000   $7,944,000
Net Income (Loss)     $  682,000  $  (44,000)  $   23,000  $(1,645,000)  $   11,000
Weighted Avg #
  Shares Outstanding   1,949,000   1,906,000    1,906,000    1,906,000    1,906,000
Income (Loss) Per
   Share                    $.35       $(.02)        $.01        $(.86)        $.01
Working Capital       $4,095,000  $3,595,000   $3,824,000  $ 3,953,000   $3,768,000
Total Assets          $6,201,000  $4,991,000   $5,289,000  $ 6,576,000   $8,739,000
Long Term
   Liabilities        $  876,000  $1,122,000   $1,405,000  $ 1,659,000   $  120,000
Stockholders'
   Equity             $3,588,000  $2,901,000   $2,905,000  $ 2,863,000   $4,370,000

                             CORPORATE INFORMATION



Corporate Headquarters:  5263 Port Royal Road, Springfield, VA 22151
                         Tel: (703) 321-8301
                         Fax: (703) 321-8546

Officers:                Henry Zenzie, President
                         Leon Bademian, Executive Vice President, Operations
                         Robert G. Bonner, Vice President, Components Mfg
                         Frank V. Hamby, Vice President, Systems Mfg
                         Lee R. Marks, Secretary
                         Delmar R. Rader, Vice President, Product Engineering
                         Jerry W. Rayburn, Executive Vice President, Finance

Transfer Agent:          Chemical Mellon Shareholder Services
                         Four Station Square, Pittsburgh, PA  15219-1173

General Counsel:         Ginsburg, Feldman and Bress, Chartered
                         1250 Connecticut Avenue NW, Suite 800
                         Washington, DC  20036

Directors:               Leon Bademian, Exec Vice President, Operations, Isomet
                         Lee R. Marks, Member, Ginsburg, Feldman and Bress,
                            Chartered, Washington, DC
                         Thomas P. Meloy, Benedum Professor, West VA University
                         Jerry W. Rayburn, Exec Vice President, Finance, Isomet
                         Henry Zenzie, President, Isomet, Private Investor,
                            Henry Zenzie and Co., Princeton, NJ

Auditors:                Aronson, Fetridge & Weigle,
                         6116 Executive Blvd., Rockville, MD  20852

Market Information:      The Company's common stock trades on the Nasdaq
                         Smallcap Market (SM) tier of the Nasdaq Stock Market
                         (SM) under the symbol IOMT.


                         Price Range         High          Low
                                            ------        -----
                         1994                1 3/8          3/8
                         1995                3 1/4          7/8
                         1996                3            1 1/4

10K Report:              A copy of Isomet's annual report on Form 10-KSB for the
                         fiscal year ended December 31, 1996, including financial statements and schedules, as filed with the Securities Exchange Commission, will be provided without charge to those stockholders who request one.

Write:                   Executive Vice President, Finance
                         Isomet Corporation, 5263 Port Royal Road
                         Springfield, VA  22151

Operating Subsidiary:    Isomet UK, Ltd., 18 John Baker Close, Llantarnam Ind
                         Park, Cwmbran Gwent NP44 3AX, UNITED KINGDOM
                         Tel: (44) 16338-72721
                         Fax: (44) 16338-74678

                       REPRESENTATIVES AND DISTRIBUTORS

Components:              Isramex, 16 Hazaz Street, Tel-Aviv 69407 ISRAEL
                         Tel: (972) 3-6474440      Fax: (972) 3-6473773

                         Indeco, Inc., 11-14 Kasuga, 1-Chome Bunkyo-Ku, Tokyo 112 JAPAN
                         Tel: (03) 3818-4011       Fax: (03) 3818-4015

                         Optilas B.V., P.O. Box 222, 24000 AE Alphen A/D, Rijn Huygensweg HOLLAND
                         Tel: (31) 1-720-31234     Fax: (31) 1-720-43414

                         Optilas GmbH, Boschstrasse 12, D8039 Pucheim BHF,
                         GERMANY
                         Tel: (49) 898-801-085     Fax: (49) 898-800-2561

                         Optilas Iberica S.A., C/Maria Tubau, 5 28050 Madrid
                         SPAIN
                         Tel: 11-629-68            Fax:  15-191-326

                         Optilas, Ltd., Mill Square, Featherstone Road, Wolverton Mill South, Milton Keynes MK12 5ZY Buckinghamshire, ENGLAND
                         Tel: (44) 1908-326326     Fax:  (44) 1908-221110

                         Optilas S.A., CE 1422-91019, ZI LaPetite Montagne, Sud 91019 Evry FRANCE
                         Tel: (33) 16-077-4063     Fax:  (33) 16-4971736

                         Opitlas, Chaussee de Charleroi 95, B-6060
                         Charleroi BELGIUM
                         Tel: (32) 71-488448       Fax:  (32) 71-488444

                         Optilas, Dilledvej 2, DK-2100 Copenhagen DENMARK
                         Tel: (45) 35-43-01-33     Fax: (45) 35-43-83-34

                         Crisel Instruments, Clivo di Cinna, 196-001 36 Roma
                         ITALY
                         Tel: (39) 6-35402933      Fax:  (39) 6-35402879

                         Lastek Pty, Ltd., GPO Box 2212, Adelaide SA 5001 AUSTRALIA
                         Tel: (61) 8-8443-8668     Fax:  (61) 8-8443-8427


Systems:                 Graphic Arts Trading (GmbH), Uhlenhorst 81, 21435
                         Stelle, GERMANY
                         Tel: (49) 41-74-5041      Fax:  (49) 41-74-4885

                         MIG, SRL, Via Toselli 25/B, 20091 Bresso ITALY
                         Tel:  392-610-4809        Fax:  392-614-1015