Form 10KSB40/A, Exhibit 13
period 1997-12-31
ISOMET CORP
filed 1998-04-24
CIK 52708

                              ISOMET CORPORATION


                              1997 ANNUAL REPORT

Isomet, founded in 1956, is headquartered in Springfield, Virginia with an operating subsidiary in the United Kingdom. The Company designs and manufactures acousto-optic laser control components and electronics for information handling and other applications. It also produces high resolution digital color scanners, film recorders, laser plotters and related equipment for color image reproduction markets.



                              FINANCIAL HIGHLIGHTS


                                   1997        1996     % of Change
                                ----------  ----------  -----------

Revenue                         $8,653,000  $5,804,000     +49

Net Income                      $1,331,000  $  682,000     +95

Number of Shares of Common
    Stock and Common Stock
    Equivalents Outstanding      1,971,000   1,949,000      +1

Diluted Net Income Per Share    $      .68  $      .35     +94

Inventory at 12/31              $3,381,000  $3,730,000      (9)

Working Capital                 $5,263,000  $4,095,000     +29

Current Ratio                        4.3:1       3.4:1       -

Number of Employees                     50          49      +2

Revenue Per Employee            $  173,100  $  118,400     +46

New Orders                      $7,568,000  $4,807,000     +57

Unfilled Orders at 12/31        $3,451,000  $4,549,000     (24)

TO SHAREHOLDERS AND EMPLOYEES

     We are pleased to report very strong financial results for fiscal year 1997. Revenue increased 49% to $8.7 million from $5.8 million in 1996. Resultant net income for 1997 was $1.3 million or $.68 per share (vs.) $682,000 or $.35 per share. The 1997 results were net of $663,000 in tax charges; whereas, the 1996 net earnings included tax benefits of $68,000.

     The substantial revenue increase in 1997 was due to increases in both the component and system product lines. Component sales increased by approximately $1.1 million, primarily for laser based inspection system applications. System sales increased by approximately $1.7 million as a result of expanded sales of laser plotters to Polaroid Corporation.

     New orders received in 1997 totaled $7.6 million compared to $4.8 million the previous year. Component orders in 1997 were particularly strong and made up $6.6 million of the total. At year-end 1997 unfilled orders totaled $3.5 million, compared to $4.5 million the previous year.

     During the period December 1997 - February 1998, new orders for laser plotters were received totaling approximately $1.7 million, with deliveries scheduled through June 1998. These orders were accepted as add-ons to the previous agreement. Any material follow-on orders for this product will be announced to shareholders when they occur.

     In 1997 we paid $240,000 against the outstanding NationsBank loans, leaving a balance of $864,000 on December 31, 1997. These loans mature April 1, 1998, however, the bank has advised the Company that it will extend the loan agreements for at least a two year period with a reduction in the interest rate and with the same principal reduction rate.

     In spite of the strong revenue last year, we are concerned about the mix of our revenue with only a few customers constituting a significant portion of our business as has been the case for a number of years. We plan to expend considerable effort this year in finding new products and business opportunities that will broaden our base of revenue.

     I would like to express my appreciation to all of Isomet's employees in Springfield, Virginia and at Isomet UK in Wales for their efforts in making 1997 the outstanding year that it was for the Company. We will be working to build on this success and to continue a creative and rewarding environment for our employees and value for our shareholders.

                                Henry Zenzie
                                President

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

REVENUE

     Consolidated net revenue in 1997 totaled $8,653,000, an increase of $2,849,000 from $5,804,000 in 1996. The following table reflects the sales and total revenue comparisons for both years by product line and operating entity:

                                                  1997
Components            1997        1996     Increase/(Decrease)
-----------------  ----------  ----------  -------------------

Isomet U.S. (1)    $3,616,000   $2,522,000     $1,094,000
Isomet U.K.         1,484,000    1,456,000         28,000
                   ----------   ----------     ----------
Total:             $5,100,000   $3,978,000     $1,122,000

Systems
-----------------

Isomet U.S. (1)    $3,380,000   $1,721,000     $1,659,000
Isomet U.K.           153,000       99,000         54,000
                   ----------   ----------     ----------
Total:             $3,533,000   $1,820,000     $1,713,000
                   ----------   ----------     ----------

Total Sales        $8,633,000   $5,798,000     $2,835,000

Other Income           20,000        6,000         14,000
                   ----------   ----------     ----------

Total Revenue:     $8,653,000   $5,804,000     $2,849,000

(1) - Includes sales to foreign countries other than in Europe.

     As shown above, the sales increase in 1997 of $2,835,000 is composed of $1,122,000 from component products and $1,713,000 from systems. Shipments of laser plotters to Polaroid Corporation, under a contract received in November 1995, caused the systems increase that we experienced in 1997.

COSTS AND EXPENSES

     On a consolidated basis, the Company had net earnings in 1997 of $1,331,000 or $.68 per share (diluted). This compares to a net income in 1996 of $682,000 or $.35 per share (diluted). The 1996 net results include income tax benefits of $68,000. The application of net operating loss carry forwards in 1996 eliminated any tax liability against the 1996 earnings. (See Note 7 to the Consolidated Financial Statements for a detailed analysis of income taxes.)

     1. The cost of sales percentage in 1997 decreased to 61.1% from 64.3% in 1996. Resultant gross profit increased by approximately $1,294,000 in 1997.
The decline in the cost of sales percentage is due, primarily, to more efficient manufacturing operations in 1997 as a result of the increased activity, which resulted from higher sales.

     2. Selling and G & A expenses in 1997 increased by $2,000 from 1996. As a percentage of revenue, these expenses decreased to 14.7% from 21.8% in 1997.

     3. Interest expense declined in 1997 to $119,000 from $152,000 in 1996, as the Company continued to reduce its borrowing level.

     4. Expensed product development and improvement costs were $0 in 1997 compared to $38,000 in 1996. During 1997 and 1996, most of the Company's engineering effort was applied to systems contracts and accounted for in cost of sales.

     5. For the two years ended December 31, 1997, the Company's revenue and cost of sales were not significantly impacted by the effects of inflation. In addition, the Company's sales and costs have not been materially affected by changing prices due to inflation. Lower unit sales prices, however, have been experienced in the color scanner product line due to competitive pressures.

FOREIGN EXCHANGE RISKS

     In 1997, $2,807,000 of the $8,633,000 Company total sales were to customers in foreign countries, primarily Japan and Europe. From the United States, all sales to foreign customers are invoiced in U.S. dollars. The Company's operating subsidiary in the United Kingdom imports products from the Parent Company and re-sells to customers in various European countries; the majority of these sales are in U.S. dollars. As a result, the Company's foreign currency risks are limited to the pound sterling - U.S. dollar relationship, which has been relatively stable over time. Consequently, the Company has not had and does not expect to have a material exposure to foreign exchange risks.

LIQUIDITY AND CAPITAL RESOURCES

     Unrestricted cash and cash equivalent balances on December 31, 1997 of $1,534,000 is a $1,333,000 increase from the previous year. The major elements constituting this rise are as follows:


     1.    Operating Activities
           ----------------------------------

           Decrease in Inventories             $  348,000
           Decrease in Deferred Revenue          (446,000)
           Net Income                           1,331,000
           Depreciation and Amorization            93,000
           Increase in Income Taxes Payable       681,000
           Decrease in Accounts Payable          (362,000)
           Other                                  (67,000)  $1,578,000
                                               ----------

     2.    Investing Activities
           ----------------------------------

           Purchase of Property and Equipment     (58,000)     (58,000)

     3.    Financing Activities
           ----------------------------------

           Repayment of Debt                     (242,000)
           Other                                   56,000     (186,000)
                                               ----------

     4.    Exchange Rate Effect                    (1,000)      (1,000)
           ----------------------------------  ----------   ----------

           Total:                                           $1,333,000


     Major increases at year-end 1997 as compared to 1996 in operating activities, as shown above, are primarily the result of increased production and shipment activity in 1997 against a significant contract for laser plotters. This contract was received in the fourth quarter of 1995.

     The Company has no material commitments for capital expenditures as of December 31, 1997 and accordingly, no funds from sources other than internally generated funds are considered necessary.

     A summary of working capital and order backlog over the Company's 1997 fiscal year by quarterly period is as follows:

                         3/31/97     6/30/97     9/30/97    12/31/97
                       ----------  ----------  ----------  ----------

Current Assets         $5,801,000  $5,971,000  $6,006,000  $6,859,000
Current Liabilities     1,492,000   2,168,000   2,015,000   1,596,000
                       ----------  ----------  ----------  ----------
Working Capital        $4,309,000  $3,803,000  $3,991,000  $5,263,000

Order Backlog          $4,323,000  $3,294,000  $4,260,000  $3,451,000
                       ----------  ----------  ----------  ----------


     The reduction in working capital for the period April 1 - September 30, 1997 reflects, in part, the reclassification of bank debt to short-term since the loan agreement matures April 1, 1997. Subsequent to December 31, 1997 the bank has advised the Company that it intends to extend the agreement. As a result, at December 31, 1997, current liabilities include only the current portion of the debt.

     The decline in backlog at December 31, 1997 is the result of increased shipments in the fourth quarter of approximately $800,000 in excess of new orders booked.


BANK ARRANGEMENTS

     Pursuant to the NationsBank loan agreement extension of April 1, 1997, the Company paid $240,000 of principal in 1997. In addition, the Company was in compliance with all other terms, conditions and operating ratios called for under the agreement. The NationsBank loans are due on April 1, 1998, however, the bank has advised the Company that it intends to extend the agreement for a two year period with a reduction in the interest rate. Although all specific terms and conditions have not been determined, it has been verbally agreed that the $240,000 annual repayment of principal will continue under the extension agreement.


WORKING CAPITAL

     In 1998, additional working capital, if required, is expected to be generated from operations.

REVENUE
     Total Revenue for 1997 and 1996 was distributed as follows:

                                1997       %       1996       %
                             ----------  -----  ----------  -----
Commercial Sales
     Foreign                 $2,807,000   32.5  $2,514,000   43.3
     Domestic                 5,816,000   67.2   3,241,000   55.9
Government Sales Direct          10,000     .1      43,000     .7
Interest and Other Income        20,000     .2       6,000     .1
                             ----------  -----  ----------  -----
     Total Revenue:          $8,653,000  100.0  $5,804,000  100.0

COST AND EXPENSES
     An analysis of costs and expenses as a percentage of revenue is shown below:

                                            1997    1996
                                           ------  ------

Revenue                                    100.0%  100.0%
Cost and Expenses
     Cost of Sales                          60.9    64.3
     Selling, General and Admin             14.7    21.8
     Product Development                       -      .7
     Interest                                1.4     2.6
     Non-Recurring Charges                     -       -
                                           -----   -----
     Total Cost and Expenses:               77.0    89.4
Income (Loss) Before Tax, Minority
     Interest and Other                     23.0    10.6
Income Tax, Minority Interest and Other     (7.7)    1.1
                                           -----   -----
     Net Income (Loss)                      15.3%   11.7%

SELECTED FINANCIAL DATA
For the Years Ended December 31,

                          1997       1996       1995        1994        1993
                       ---------- ---------- ----------- ---------- ------------

Revenue                $8,653,000 $5,804,000 $4,800,000  $5,746,000 $ 5,801,000
Net Income (Loss)      $1,331,000 $  682,000 $  (44,000) $   23,000 $(1,645,000)
Weighted Avg #
  Shares Outstanding  1,971,000    1,949,000  1,906,000   1,906,000   1,906,000
Income (Loss) Per
   Share (Diluted)           $.68       $.35      $(.02)       $.01       $(.86)
Working Capital        $5,263,000 $4,095,000 $3,595,000  $3,824,000 $ 3,953,000
Total Assets           $7,189,000 $6,201,000 $4,991,000  $5,289,000 $ 6,576,000
Long Term
   Liabilities         $  637,000 $  876,000 $1,122,000  $1,405,000 $ 1,659,000
Stockholders'
   Equity              $4,955,000 $3,588,000 $2,901,000  $2,905,000 $ 2,863,000

                             CORPORATE INFORMATION



Corporate Headquarters:  5263 Port Royal Road, Springfield, VA 22151
                         Tel: (703) 321-8301    E-Mail: isomet@isomet.com
                         Fax: (703) 321-8546    Web Site: http://www.isomet.com

Officers:                Henry Zenzie, President
                         Leon Bademian, Executive Vice President, Operations
                         Robert G. Bonner, Vice President, Components Mfg
                         Frank V. Hamby, Vice President, Systems Mfg
                         Delmar R. Rader, Vice President, Product Engineering
                         Jerry W. Rayburn, Executive Vice President, Finance,
                          Treasurer and Secretary

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

Market Information:      The Company's common stock trades on the Nasdaq
                         Smallcap Market (SM) tier of the Nasdaq Stock Market
                         (SM) under the symbol IOMT.

                         Price Range             High                Low
                         -----------             -----              ------

                           1995                  3 1/4                 7/8
                           1996                  3                   1 1/4
                           1997                  7                   1 1/2

10K Report:              A copy of Isomet's annual report on Form 10-KSB for the
                         fiscal year ended December 31, 1997, including financial statements and schedules, as filed with the Securities Exchange Commission, will be provided without charge to those stockholders who request one.

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

                         REPRESENTATIVES AND DISTRIBUTORS

Components:              Isramex, 16 Hazaz Street, Tel-Aviv 69407 ISRAEL
                         Tel: (972) 3-6474440      Fax: (972) 3-6473773

                         Indeco, Inc., 11-14 Kasuga, 1-Chome Bunkyo-Ku, Tokyo 112 JAPAN
                         Tel: (03) 3818-4011       Fax: (03) 3818-4015

                         Optilas B.V., P.O. Box 222, 2400 AE Alphen A/D, Rijn Huygensweg HOLLAND
                         Tel: (31) 1-72 44 6060    Fax: (31) 1-72 44 3414

                         Optilas GmbH, Boschstrasse 12, D82178 Pucheim BHF, GERMANY
                         Tel: (49) 8989 01350      Fax: (49) 89800 2561

                         Optilas Iberica S.A., C/Maria Tubau, 5 28050 Madrid
                          SPAIN
                         Tel: (34) 1 358 8611      Fax:  (34) 1 358 9271

                         Optilas, Ltd., Mill Square, Featherstone Road, Wolverton Mill South, Milton Keynes MK12 5ZY Buckinghamshire, ENGLAND
                         Tel: (44) 1908-326326     Fax:  (44) 1908-221110

                         Optilas S.A., 4 Alle Du Cantal, ZI LaPetite Montagne, Sud 91018 Evry Cedex FRANCE
                         Tel: (33) 1 607 95900     Fax:  (33) 1 608 69633

                         Opitlas, Chaussee de Charleroi 95, B-6060
                         Charleroi BELGIUM
                         Tel: (32) 71-488448       Fax:  (32) 71-488444

                         Optilas, Billedvej 2, DK-2100 Copenhagen DENMARK
                         Tel: (45) 354 30133       Fax: (45) 354 38334

                         Crisel Instruments, Clivo di Cinna, 196-001 36
                          Roma ITALY
                         Tel: (39) 635 402933      Fax:  (39) 635 402879

Systems:                 Graphic Arts Trading (GmbH), Uhlenhorst 81, 21435
                         Stelle, GERMANY
                         Tel: (49) 41-74-5041      Fax:  (49) 41-74-4885

                         MIG, SRL, Via Toselli 25/B, 20091 Bresso ITALY
                         Tel:  392-610-4809        Fax:  392-614-1015